EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-107445) and the Registration Statements (Form S-8 Nos. 333-48534, 333-56610, 333-85236, 333-103271, 333-113318 and 333-123280) pertaining to the 1997 Stock Plan, the 2000 Employee Stock Purchase Plan, the 2001 Nonstatutory Stock Option Plan and the vEngines, Inc. 2000 Stock Incentive Plan of our reports dated March 10, 2006, with respect to the consolidated financial statements and schedule of Centillium Communications, Inc., Centillium Communications, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Centillium Communications, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ ERNST & YOUNG LLP

San Jose, California
March 10, 2006